June 7, 2024

VIA EDGAR
Bonnie Baynes
Mark Brunhofer
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-8626

Re:	Franklin Templeton Holdings Trust (the “Trust”)
Form 10-K for the Fiscal Year Ended March 31, 2023;
Forms 10-Q for the Quarterly Periods Ended June 30, 2023, September 30, 2023 and December 31, 2023
File No. 001-41435

Dear Ms. Baynes and Mr. Brunhofer:

On behalf of the Trust, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed in writing on March 7, 2024, regarding the Trust’s above-referenced filings with the SEC on Forms 10-K and 10-Q. Each comment is reproduced below, followed by the Trust’s response to the comment, on behalf of the Trust and its sole series, Franklin Responsibly Sourced Gold ETF (the “Fund”).

Form 10-K for the fiscal year ended March 31, 2023
Business
Description of the Trust
Valuation of Gold and Computation of Net Asset Value, page 2

1.
Please address the following related to the determination of your net asset value (“NAV”) and, where asked to revise disclosure, provide us proposed disclosure to be included in future filings (including amendments of this filing):

•
In the second sentence of the first paragraph you disclose that your administrator uses the LBMA Gold Price PM to derive NAV yet in the last sentence of that paragraph you indicate situations where your administrator uses the LBMA Gold Price AM or that neither the PM or AM price may be used if your sponsor determines that such prices are inappropriate. Revise your disclosure in the second sentence to not imply that only the LBMA Gold Price PM is used to derive NAV.

Response: The disclosure in the second sentence cited above will be revised to specify that the administrator generally will value the gold bullion held by the Fund on the basis of the LBMA Gold Price PM as published by the IBA.

•
Tell us whether your sponsor has ever determined that the LBMA Gold Price PM or AM was inappropriate and, if so, how frequently this determination was made and how NAV was determined on those days. Revise your disclosure to explain the circumstances under which your sponsor might determine the LMBA Gold Prices are inappropriate and what procedures would be undertaken to derive an appropriate price.

Response: The Trust confirms the Sponsor has not made such a determination to date.  As detailed in the 10-K, the LBMA Gold Price PM is generally used for purposes of valuing the gold bullion held by the Fund (in certain circumstances described in the 10-K, the next most recent LBMA Gold Price AM or PM will be used).  The LBMA Gold Prices are used by the Fund because they are commonly used by the U.S. gold market as indicators of the value of gold.  Further, the Trust expects that the use of a price other than the LBMA Gold Price PM would be an unusual event.  As such, the Sponsor currently does not anticipate utilizing a different publicly available price, though the Sponsor reserves flexibility to do so should circumstances warrant, as disclosed in the 10-K.  In response to this comment, the Trust will add the following disclosure to the amended 10-K and its future periodic reports:

If no LBMA Gold Price (AM or PM) is made on a particular evaluation day or if the LBMA Gold Price PM has not been announced by 12:00 PM New York time on a particular evaluation day, the next most recent LBMA Gold Price AM or PM will be used in the determination of the NAV, unless the Sponsor determines that such price is inappropriate to use as the basis for such determination.  If the Sponsor determines that such price is inappropriate to use, it shall identify an alternate basis for evaluation of the gold bullion held by the Fund that the Sponsor determines fairly represents the commercial value of the Fund’s gold bullion.

The Trust respectfully believes that the above disclosure as revised is appropriate based on the Fund’s valuation practices.  The Trust also notes that the above disclosure is consistent with the valuation related disclosure utilized by other physically backed gold ETPs in their 10-K filings.

•
Tell us what you mean by your administrator calculating NAV “at the earlier LBMA Gold Price PM of the day or 12:00 PM New York Time.” Clarify for us whether your intent is to convey that the administrator calculates NAV at the earlier of when the LBMA Gold Price PM is published by the IBA or 12:00 PM New York time.

Response:  The administrator calculates NAV on each day NYSE Arca is open for regular trading at 12:00 PM New York time.  The LBMA Gold Price PM is generally used for purposes of valuing the gold bullion held by the Fund, but to the extent no LBMA Gold Price (AM or PM) is made on a particular evaluation day or if the LBMA Gold Price PM has not been announced by 12:00 PM New York time on a particular evaluation day, the next most recent LBMA Gold Price AM or PM will typically be used in the determination of the NAV.  The intent of the above-cited disclosure (in the context of other disclosure accompanying it) is to convey this.  However, in response to this comment, the Trust will revise the above-cited disclosure to make it clear that NAV is calculated at 12:00 PM New York time.

This comment also applies to your similar disclosure on page 17 and, to the extent appropriate, your disclosure in Note 2.2 beginning on page F-8.

Response: The Trust confirms it will make corresponding updates to similar disclosure in the above-referenced sections.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Analysis of Movements in the Price of Gold, page 19

2.
We note that your discussion focuses on the price of gold based on the LBMA Gold Price PM in U.S. dollars per ounce of gold. As your stated investment object for the Franklin Responsibility Sourced Gold ETF (the “Fund”) is for the price of the shares of the Fund’s common units to reflect the performance of gold bullion less the Fund’s expenses and as you provide a risk factor on page 11 that your common units may trade at a price at, above or below the NAV per share, please revise your disclosure in future filings to also discuss your historical performance in terms of NAV per share compared to the trading price of the Fund’s common units. Otherwise, tell us where you provide this information and discussion.

Response: The investment objective of the Fund is for the Fund’s shares to reflect the performance of the price of gold bullion, less the Fund’s expenses. Adherence to the objective is measured on the basis of the Fund’s NAV, not on the secondary market price of the Fund’s shares.  As detailed above, the LBMA Gold Price PM is generally used for purposes of calculating the Fund’s NAV.  As such, the Trust respectfully believes that its focus on the price of gold based on the LBMA Gold Price PM for purposes of discussing the financial condition and results of operations of the Fund (Item 7 of Form 10-K and Item 303 of Regulation S-K) is appropriate, and that information regarding the premium/discount of the Fund’s shares is not material for purposes of such discussion.  The Trust further notes that, as required by the Fund’s exchange listing approval order (Securities Exchange Act Release No. 34-94746 April 19, 2022), 87 FR 24357 (April 25, 2022) (SR- NYSEArca-2021-73)) and consistent with ETF industry practice, the Fund provides a variety of historical premium/discount information (i.e., information comparing the discount or premium in the trading price of the Fund’s shares on the secondary market relative to the NAV per share) on the Fund’s website.

Item 9A. Controls and Procedures
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 20

3.
You disclose that your annual report does not include a report on the conclusion regarding the effectiveness of disclosure controls and procedures (“DCP”) due to a transition period established by Commission rules for newly public companies. We note that you provided DCP conclusions in each of your Forms 10-Q for the quarterly periods ended June 30, 2022, September 30, 2022 and December 31, 2022. We also note that paragraphs 4(c) of your certifications filed as Exhibits 31.1 and 31.2 indicate that you prepared the requisite evaluation of DCP and provided your conclusion in the filing. Finally, we note that Instruction 1 to Item 308 of Regulation S-K provides transition guidance for the evaluation of internal control over financial reporting but there is no similar instruction for DCP under Item 307. Please tell us whether you performed the required assessment of DCP as of March 31, 2023. If not, tell us why not. If so, address the following:
•	Amend your filing, consistent with the guidance in Question 104.01 of the Compliance and Disclosure Interpretations (“CDI”) for Securities Act Sections, to:
o	Disclose your conclusion on the effectiveness of DCP separately for each of the Franklin Templeton Holding Trust (the “Trust”), as registrant, and the Fund; and
o	Provide a statement that the certifications filed as Exhibits 31 and 32 are applicable to each of the Trust and the Fund.
•
Amend your Forms 10-Q for the quarters ended June 30, 2023, September 30, 2023 and December 31, 2023 to provide separate conclusions for DCP and the statement about your certifications as stipulated in the preceding bullet.

•
Tell us whether your failures to include your DCP conclusion in this filing, to conclude on DCP for each of the Trust and the Fund in your Forms 10-Q for fiscal 2024, and to provide financial statements of the Trust, as registrant, in this filing and in the Forms 10-Q for fiscal 2024 (as indicated in the next comment) impacts your conclusion on the effectiveness of DCP for each relevant period. If it does not, provide us your analysis supporting your conclusion before amending your filings.

Response: The Trust confirms that the required assessment of DCP was performed as of March 31, 2023 and that the corresponding SOX certifications were accurate in this regard.  The Trust acknowledges the relevant instructions to the applicable disclosure items (i.e., Items 307 and 308) as per Regulation S-K cited in the comment. As the Staff noted in the review, the Trust’s filings have historically included the DCP conclusion dating back to the Fund’s inception in 2022. While the DCP assessment was conducted in accordance with the applicable procedures governing both the Trust and the Fund, and affirmed in the certifications filed as exhibits to each filing, the corresponding Item 9A disclosure was inadvertently omitted in the Trust’s initial annual report on Form 10-K in error (and a statement regarding the transition guidance applicable pursuant to Item 308 only was inadvertently included with respect to Item 307).  Item 9A will be corrected in an amended 10-K filing to reflect that the evaluation was in fact conducted as required, consistent with the Trust’s practice with respect to DCP conclusions in its quarterly Form 10-Q reports since inception.

As noted in the Trust’s periodic filings, the Fund is the sole series of the Trust.  The only financial activity and operations to be reported on in such filings are those of Fund (as the sole series of the Trust), with no such other financial activity or operations occurring outside of or separate from the Fund.  Nevertheless, as requested, the Trust is amending its Form 10-Q reports for the quarters ended June 30, 2023, September 30, 2023 and December 31, 2023 to (1) add financial statements and financial statement schedules to each Form 10-Q filing so that the required financial information is separately presented with respect to the Trust and the Fund; and (2) to clarify that the applicable DCP conclusions, as well as the certifications, apply to both the Trust and the Fund.  The Trust is also doing the same with respect to its 10-K filing for the fiscal year ended March 31, 2023, as detailed below.

Please see the response to Comment 4 below with respect to the last bullet point of this comment regarding the impact on the conclusion on the effectiveness of DCP for each relevant period.

Index to Financial Statements, page F-1
4.
You only provided audited financial statements for the Fund, as your single series. Please amend your filing to include audited financial statements (including an audit report) covering the Trust, as registrant. Refer to Question 104.01 of the Securities Act Sections CDIs. Similarly, amend your Forms 10-Q for the quarterly periods ended June 30, 2023, September 30, 2023 and December 31, 2023 to include financial statements for the registrant that meet the requirements of that form.

Response: The Trust respectfully notes that there is no financial information for the Trust that is not currently presented in the filings. Rather, to avoid potential confusion, substantively identical copies of each of the financial statements and schedules, separately labeled as those of the Trust and the Fund, were not provided.  This approach was intended to avoid the misleading implication that there is distinct Trust level and series level financial information to present, when in fact the information is not substantively different. In this regard, the Trust respectfully submits that the issue presented is distinguishable from the fact pattern directly contemplated by the above-referenced guidance, i.e., a scenario where multiple series of a trust have separate operations and shareholders and thus separate series level and registrant level presentation is necessary and appropriate to enable shareholders of each individual series to understand their investment results. Accordingly, the Trust respectfully believes that the financial statements included in each filing are a materially accurate representation of the Trust’s financial statements (i.e., all information provided applies to the Trust, and separately presented information for the Trust would be substantively identical to and duplicative of the information currently presented).

However, in recognition of the Staff’s position as expressed in this comment and for purposes of enhanced clarity, the Trust has amended each of its 2023 Form 10-Q filings and well as its 2023 Form 10-K filing to revise the presentation format per the Staff’s request as follows: (1) to clarify that the financial statements and financial statement schedules presented for the Trust and the Fund are substantively identical; and (2) to include substantively identical copies of each of the required financial statements and financial statement schedules, separately labeled at the Trust and series levels (i.e., via headings preceding each financial statement and financial statement schedule), as requested.  No new numerical figures or financial data will be reflected in the amended filings as no financial information was misstated or improperly calculated. The Trust has also obtained an audit report as requested to cover the Trust’s financial statements (in addition to the separate opinion on the Fund’s financial statements previously included), as requested with respect to the amended 10-K filing.

Additionally, as requested in Comment 3 above, the duly authorized officers of the Sponsor (“Management”) have evaluated the materiality of the technical deficiency and inadvertent disclosure error noted in Comments 3 and 4, including consideration of both qualitative and quantitative factors outlined in SEC Staff Accounting Bulletin No. 99 (SAB 99), and concluded that the impact to the Trust and Fund were not material (i.e., did not significantly alter the total mix of information made available).  In reaching this conclusion, Management considered that the Trust’s operations are currently synonymous and coextensive with the Fund’s operations

(i.e., there is no substantive distinction between their operations) and that presenting substantively identical information would not have an impact on an investor’s understanding of the Trust’s or the Fund’s operations or financial condition as presented in the reports and did not create risk of a material misstatement of the Trust’s or the Fund’s financial statements.  Management also evaluated the effectiveness of the disclosure controls and procedures applicable to the Trust and the Fund in light of such matters and concluded that such matters did not constitute a material weakness in the disclosure controls and procedures.  As such, because such matters are not a material weakness, the conclusion that the DCP is effective at a level of reasonable assurance remains appropriate in the opinion of Management.  The amended filings made in response to the Staff’s comments correct the matters identified herein and include an updated conclusion on the operation of the DCP and corresponding certifications as of the date of each such amendment.

We believe that we have responded fully to each of the Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521, or, in his absence, Miranda Sturgis at (215) 564-8131.

Very truly yours,

/s/ Matthew T. Hinkle
Matthew T. Hinkle
Chief Financial Officer
Franklin Holdings, LLC, as Sponsor of the Trust

cc:	Navid Tofigh, Franklin Templeton
Julie Patel, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP